Points International Reports Record Fourth Quarter and Full Year 2018 Results

2018 Revenue up 8% to $376.2 Million
2018 Gross Profit up 16% to a Record $53.9 Million
2018 Net Income Increased 131% to $7.8 Million
2018 Adjusted EBITDA up 41% to a Record $18.6 Million

TORONTO – March 6, 2019 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the fourth quarter and full year ended December 31, 2018. Points adopted International Financial Reporting Standard 15 - Revenue from Contracts with Customers (IFRS 15) - effective January 1, 2018 and applied these new accounting policies retrospectively. Accordingly, 2017 comparative amounts have been restated.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete 2018 Audited Consolidated Financial Statements and fourth quarter and full year Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Fourth Quarter 2018 Financial Highlights (vs. Q4 2017)

  Total revenue increased 8% to $94.9 million compared to $88.1 million.

  Gross profit1 increased 8% to a record $14.1 million compared to $13.0 million.

  Net income increased 89% to $2.2 million or $0.15 per diluted share, compared to $1.2 million or $0.08 per diluted share.

  Adjusted EBITDA2 increased 24% to a record $5.0 million compared to $4.1 million.

Full Year 2018 Financial Highlights (vs. 2017)

  Total revenue increased 8% to $376.2 million compared to $348.6 million.

  Gross profit increased 16% to a record $53.9 million compared to $46.6 million.

  Net income increased 131% to $7.8 million or $0.54 per share, compared to $3.4 million or $0.23 per share.

  Adjusted EBITDA increased 41% to a record $18.6 million compared to $13.2 million.

__________________________________________________
1 Gross profit is defined as total revenues less the direct cost of principal revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Management Commentary

“2018 was another record year for Points, marked by the executing our three core growth drivers: new partner wins, cross-selling services to current partners and persistent performance improvement of in-market services,” said CEO Rob MacLean. “Furthermore, we closed out the year with a record fourth quarter and delivered annual adjusted EBITDA growth that exceeded our 40% growth target. We expect to build on this strong performance and continue to grow into 2019 and beyond.

“Delivering on another one of our growth strategies, in December we forged a long term strategic partnership with Amadeus IT Group S.A., one of the airline industry’s largest transaction and IT service providers with more than $6 billion of annual revenue. This partnership will enable airlines around the world to seamlessly utilize our loyalty commerce solutions within numerous Amadeus platforms. Further, Points and Amadeus are now coordinating efforts to drive growth and accelerate product development. We believe our combined services will reinforce our position as the industry standard for airlines to both offer their customers enhanced loyalty functionality and generate meaningful loyalty economics.

“Looking further down the road, by 2022 we have two clear goals: first, increase gross profit to the high $90 million range and second, with a continued focus on maintaining operating leverage, more than double adjusted EBITDA from 2018 levels into the mid-$40 million range. Our ability to deliver on these goals is dependent upon the continued execution of our core growth strategies, with these drivers benefiting from several new initiatives that we are implementing in 2019. These new initiatives include: (1) ramping or establishing non-loyalty partnerships focused on business expansion, such as with Amadeus; (2) further investing in data science and machine learning capabilities to accelerate growth of in-market services by leveraging the increasing information and transaction flow across our Loyalty Commerce Platform; (3) expanding our presence in international markets, beginning with a new regional office in the Asia-Pacific region to more directly support our pipeline efforts and growing partner base; and (4) more aggressively deploying our services to build on our current but smaller footprint in financial services and retail loyalty verticals.

“Executing on our core strategic drivers over the last five years has generated a 10% CAGR in gross profit and 16% CAGR in adjusted EBITDA and has laid the foundation for our future growth. This consistency gives us confidence in continuing to deliver on both our core and new initiatives. With our updated financial goals and strategic plan now in place, our entire team is focused on leveraging our solid foundation to accelerate growth. We are very proud of what we have accomplished to date, but we are even more excited about what’s in store for the next few years.”

Fourth Quarter 2018 Financial Results

Total revenue in the fourth quarter of 2018 increased 8% to $94.9 million compared to $88.1 million in the prior year quarter. Principal revenue increased 7% to $88.3 million compared to $82.6 million, and other partner revenue increased 18% to $6.6 million compared to $5.6 million.

Gross profit in the fourth quarter increased 8% to a record $14.1 million compared to $13.0 million in the prior year quarter. The increase was primarily driven by continued organic growth from existing partners and the benefit of ramping new partner launches over the last year.

Total adjusted operating expenses3 in the fourth quarter of 2018 were $9.3 million compared to $9.0 million in the prior year quarter.

__________________________________________________
3 Adjusted operating expenses consist of employment expenses excluding share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Net income increased 89% to $2.2 million or $0.16 per share, compared to $1.2 million or $0.08 per share in the prior year quarter.

Adjusted EBITDA in the fourth quarter increased 24% to $5.0 million compared to $4.1 million in the prior year quarter. This was primarily driven by the aforementioned increase in gross profit. Effective margin, which is defined as adjusted EBITDA as a percentage of gross profit, showed meaningful improvements to 35.7% compared to 31.1% from the prior year, reflecting continued operating leverage.

At December 31, 2018, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $83.1 million compared to $79.2 million at December 31, 2017. The Company remains debt free.

During the fourth quarter, Points repurchased for cancellation approximately 112,000 common shares at an average price of $11.64 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid (NCIB).

Full Year 2018 Financial Results

Total revenue in 2018 increased 8% to $376.2 million compared to $348.6 million in the prior year. Principal revenue increased 6% to $351.7 million compared to $332.3 million, and other partner revenue increased 50% to $24.5 million compared to $16.4 million.

Gross profit in 2018 increased 16% to a record $53.9 million compared to $46.6 million in the prior year.

Total adjusted operating expenses in 2018 were $36.0 million compared to $33.5 million in 2017.

Net income increased 131% to $7.8 million or $0.54 per share, compared to $3.4 million or $0.23 per share in 2017.

Adjusted EBITDA in 2018 increased 41% to $18.6 million compared to $13.2 million in the prior year. Effective margin improved 610 basis points to 34.5% compared to 28.4% from the prior year.

2019 Outlook

Points expects gross profit to range between $56.5 million and $62.5 million, reflecting approximately 5% to 15% growth compared to 2018. The Company also expects adjusted EBITDA to range between $19.5 million and $22.5 million, reflecting approximately 5% to 20% growth compared to 2018.

Segmented Disclosure

Beginning in the second quarter of 2018, Points added additional transparency to its business segment performance disclosure. Contribution by segment is provided as the key performance measure in the financial statements. Contribution, which is a non-GAAP measure, is defined as gross profit for the relevant operating segment less direct adjusted operating expenses4. This addition was made as the Company determined that contribution is the most appropriate measure when assessing each segment’s operating performance and more accurately reflects the value of shared resources in driving the Company’s performance.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its fourth quarter and full year 2018 results, followed by a question-and-answer session.

__________________________________________________
4 Direct adjusted operating expenses is a non-GAAP measure and is defined as adjusted operating expenses which are directly attributable to each operating segment.

Date: Wednesday, March 6, 2019
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-877-407-0784
International dial-in number: 1-201-689-8560
Conference ID: 13687869

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 20, 2019.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13687869

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, expected benefits of the long term strategic partnership with Amadeus, our gross profit and Adjusted EBITDA goals for 2022 and ability to deliver on those goals, our core growth strategies, new initiatives to be implemented in 2019, including ramping or establishing non-loyalty partners, investments in data science and machine learning, expansions into international markets (including the Asia-Pacific region) and more aggressive deployment of our services, and our guidance for 2019 with respect to gross profit and adjusted EBITDA. . These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and products and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine components of management compensation. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri or Cody Slach
Liolios
1-949-574-3860
PCOM@liolios.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information[1]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	December 31,	December 31,	December 31,	December 31,
	2018	2017[2]	2018	2017[2]

Total Revenue	$94,918	$88,133	$376,245	$348,644
Direct cost of principal revenue	80,813	75,124	322,341	302,094
Gross Profit	$14,105	$13,009	$53,904	$46,550
Gross Margin	15%	15%	14%	13%

[1] Gross Profit is defined as total revenues less the direct cost of principal revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
[2] Results as at December 31, 2017 have been restated under IFRS 15

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [3]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Gross Profit	$14,105	$13,009	$53,904	$46,550
Less:
Direct adjusted operating expenses [4]	5,702	5,645	22,247	20,451
Contribution	$8,403	$7,364	$31,657	$26,099

[3] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.
[4] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Loyalty Currency Retailing
Revenue	92,358	85,789	366,421	339,652
Gross Profit	11,761	10,797	44,806	38,160
Direct adjusted operating expenses	3,273	3,343	12,941	11,515
Contribution	8,488	7,454	31,865	26,645

Platform Partners
Revenue	2,096	1,918	7,979	7,704
Gross Profit	1,918	1,781	7,364	7,134
Direct adjusted operating expenses	956	1,078	3,784	4,644
Contribution	962	703	3,580	2,490

Points Travel
Revenue	464	426	1,845	1,288
Gross Profit	426	431	1,734	1,256
Direct adjusted operating expenses	1,473	1,224	5,522	4,292
Contribution	(1,047)	(793)	(3,788)	(3,036)

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconcilation of Net Income to Adjusted EBITDA [5]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Net Income	$2,246	$1,191	$7,792	$3,380
Share-based compensation	1,184	1,398	4,381	4,455
Income tax expense	865	365	3,104	1,461
Depreciation and Amortization	740	971	3,364	3,988
Foreign exchange loss (gain)	(3)	125	(36)	(58)
Adjusted EBITDA	$5,032	$4,050	$18,605	$13,226

[5] Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Total Expenses to Adjusted Operating Expenses [6]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Total Expenses	$92,027	$86,632	$366,015	$344,016
Subtract (add):
Direct cost of principal revenue	80,813	75,124	322,341	302,094
Depreciation and amortization	740	971	3,364	3,988
Foreign exchange loss (gain)	(3)	125	(36)	(58)
Stock-based compensation	1,184	1,398	4,381	4,455
Adjusted Operating Expenses	$9,293	$9,014	$35,965	$33,537

[6] Adjusted operating expenses consists of employment expenses excluding share-based compensation, marketing, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars
As at December 31	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$69,131	$63,514
Restricted cash	500	500
Funds receivable from payment processors	13,512	15,229
Accounts receivable	9,318	7,741
Prepaid taxes	383	457
Prepaid expenses and other assets	3,618	1,963
Total current assets	$96,462	$89,404

Non-current assets
Property and equipment	2,351	2,128
Intangible assets	13,952	15,265
Goodwill	7,130	7,130
Deferred tax assets	2,645	2,557
Other assets	-	2,661
Total non-current assets	$26,078	$29,741
Total assets	$122,540	$119,145

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$9,489	$7,998
Income taxes payable	117	695
Payable to loyalty program partners	69,749	65,567
Current portion of other liabilities	1,680	1,400
Total current liabilities	$81,035	$75,660

Non-current liabilities
Other liabilities	495	538
Total non-current liabilities	$495	$538

Total liabilities	$81,530	$76,198

SHAREHOLDERS’ EQUITY
Share capital	53,886	56,394
Contributed surplus	4,446	10,647
Accumulated other comprehensive income (loss)	(646)	374
Accumulated deficit	(16,676)	(24,468)
Total shareholders’ equity	$41,010	$42,947
Total liabilities and shareholders’ equity	$122,540	$119,145

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
For the year ended December 31	2018	2017[7]

REVENUE
Principal	$351,743	$332,291
Other partner revenue	24,502	16,353
Total Revenue	$376,245	$348,644

EXPENSES
Direct cost of principal revenue	322,341	302,094
Employment costs	27,890	25,767
Marketing and communications	1,460	1,843
Technology services	2,210	1,912
Depreciation and amortization	3,364	3,988
Foreign exchange gain	(36)	(58)
Operating expenses	8,786	8,470
Total Expenses	$366,015	$344,016

Finance income	666	213

INCOME BEFORE INCOME TAXES	$10,896	$4,841

Income tax expense	3,104	1,461
NET INCOME	$7,792	$3,380

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative
designated as cash flow hedges	(1,394)	1,012
Income tax effect	369	(268)
Reclassification to net income of loss (gain) on foreign
exchange derivatives designated as cash flow hedges	7	(331)
Income tax effect	(2)	88
Other comprehensive income (loss) for the period, net of income tax	$(1,020)	$501

TOTAL COMPREHENSIVE INCOME	$6,772	$3,881

EARNINGS PER SHARE
Basic earnings per share	$0.54	$0.23
Diluted earnings per share	$0.54	$0.23

[7] Results for the year ended December 31, 2017 have been restated under IFRS 15.

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars				Accumulated
except number of shares				other		Total
			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income	-	-	-	-	7,792	7,792
Other comprehensive loss, net of tax	-	-	-	(1,020)	-	(1,020)
Total comprehensive income	-	-	-	(1,020)	7,792	6,772
Effect of share option compensation plan	-	-	72	-	-	72
Effect of RSU compensation plan	-	-	4,309	-	-	4,309
Share issuances – options exercised	119,521	1,385	(1,034)	-	-	351
Settlement of RSUs	-	1,377	(4,099)	-	-	(2,722)
Share capital held in trust	-	(3,062)	-	-	-	(3,062)
Shares repurchased	(569,107)	(2,208)	(5,449)	-	-	(7,657)
Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net income	-	-	-	-	3,380	3,380
Other comprehensive income, net of tax	-	-	-	501	-	501
Total comprehensive income	-	-	-	501	3,380	3,881
Effect of share option compensation plan	-	-	247	-	-	247
Effect of RSU compensation plan	-	-	4,208	-	-	4,208
Share issuances – options exercised	16,988	395	(335)	-	-	60
Settlement of RSUs	-	1,261	(1,261)	-	-	-
Share capital held in trust	-	(2,361)	-	-	-	(2,361)
Shares repurchased	(334,212)	(1,313)	(2,093)	-	-	(3,406)
Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947

Points International Ltd.
Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars
For the year ended December 31	2018	2017

Cash flows from operating activities
Net income for the period	$7,792	$3,380
Adjustments for:
Depreciation of property and equipment	981	863
Amortization of intangible assets	2,383	3,125
Unrealized foreign exchange loss (gain)	(960)	1,334
Equity-settled share-based payment transactions	4,381	4,455
Deferred income tax expense (recovery)	279	(1,223)
Unrealized net gain (loss) on derivative contracts designated
as cash flow hedges	(1,387)	681
Changes in non-cash balances related to operations	6,552	4,150
Net cash provided by operating activities	$20,021	$16,765

Cash flows from investing activities
Acquisition of property and equipment	(1,204)	(1,241)
Additions to intangible assets	(1,070)	(1,494)
Settlement of short-term investment, net of interest	-	10,033
Net cash provided by (used in) investing activities	$(2,274)	$7,298

Cash flows from financing activities
Proceeds from exercise of share options	351	60
Shares repurchased	(7,657)	(3,406)
Purchase of share capital held in trust	(3,062)	(2,361)
Taxes paid on net settlement of RSUs	(2,722)	-
Net cash used in financing activities	$(13,090)	$(5,707)

Effect of exchange rate fluctuations on cash held	960	(1,334)

Net increase in cash and cash equivalents	$5,617	$17,022
Cash and cash equivalents at beginning of the period	$63,514	$46,492
Cash and cash equivalents at end of the period	$69,131	$63,514

Interest Received	$595	$265
Taxes Received	$110	$116
Taxes Paid	$(2,838)	$(3,967)

Amounts received for interest were reflected as operating cash flows in the consolidated statements of cash flows.